Exhibit 12.1

Clayton Williams Energy, Inc.
Computation of Ratio of Earnings to Fixed Charges

								Six months
	Year ended December 31,							ended June 30,
	2000		2001	2002	2003		2004	2005
	(In thousands except ratios)
EARNINGS:
Net income (loss) from continuing operations	$27,441		$(5,546)	$(5,338)	$22,649		$(14,028)	$958
Add: Interest expense included in earnings(1)	2,310		2,925	4,006	3,138		7,877	4,932
Total earnings	$29,751		$(2,621)	$(1,332)	$25,787		$(6,151)	$5,890

FIXED CHARGES:(2)
Interest expense included in earnings(1)	$2,310		$2,925	$4,006	$3,138		$7,877	$4,932
Capitalized interest	483		523	600	1,057		877	713
Total fixed charges	$2,793		$3,448	$4,606	$4,195		$8,754	$5,645

Ratio of earnings to fixed charges	10.7	x	—	—	6.1	x	—	1.0	x

Coverage Deficiency			$6,069	$5,938			$14,905

(1)  Amortization of deferred financing costs is included in interest expense.

(2)  Interest factor attributable to rental expense is not significant.